19003331

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 28 2019
Washington, DC

SEC FILE NUMBER
8-44665

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chiron Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 McKinney Suite 2800
(No. and Street)

(City)	(State)	(Zip Code)
	TX	77010

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Johnson — 713-929-9081
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
16418 Beewood Glen Dr.	Sugar Land	TX	77498

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Scott Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chiron Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BLANCA DE LA GARZA
Notary ID #130085922
My Commission Expires
January 29, 2023
NOTARY PUBLIC STATE OF TEXAS

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Form ID Application Confirmation

SEC Mail Processing
FEB 28 2019
Washington, DC

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C.1001.

Please carefully review and confirm your Form ID information. To make changes to your Form ID information, select the "Edit Form ID" button below.

Application for EDGAR Access (Form ID)		
Applicant Type:	Filer	
Company/Individual:	Company	
Access codes will be used to submit draft registration or draft offering statement:		
Name of Applicant:	Chiron Securities LLC	**Note:** This name will become your official company name upon Form ID acceptance.
Mailing Address:	1301 MCKINNEY SUITE 2800 HOUSTON, TX 77010	
Phone:	7139299081	
Tax Identification Number:	76-0728887	

Filer Information	
"Doing Business As" Name:	CHIRON SECURITIES LLC
Foreign Name:	CHIRON SECURITIES LLC
Business Address:	1301 MCKINNEY SUITE 2800 HOUSTON, TX 77010
State of Incorporation:	DE
Fiscal Year End:	12/31

Contact for EDGAR Information, Inquiries and Access Codes	
Contact Name:	SCOTT W JOHNSON
Contact Address:	1301 MCKINNEY SUITE 2800 HOUSTON, TX 77010
Contact Phone:	7139299081
E-mail Address:	sjohnson@chironfinance.com

Contact for SEC Account Information and Billing Invoices	
Contact Name:	SCOTT W JOHNSON
Contact Address:	1301 MCKINNEY SUITE 2800 HOUSTON, TX 77010
Contact Phone:	7139299081

Signature Information	
Signature:	Scott W Johnson
Date:	2/27/2019
Title/Position:	President

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Signature of Authorized Person: [signature]

Printed Name of Signature: Scott W Johnson

Title of Person Signing: Managing Director

Notary Signature & Seal to be Placed Here: [signature]

BLANCA DE LA GARZA
Notary ID #130085922
My Commission Expires
January 29, 2023

NOTARY PUBLIC STATE OF TEXAS

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CHIRON SECURITIES LLC

(Formerly Known as Chiron Capital LLC)

FINANCIAL REPORT

DECEMBER 31, 2018

The Notes to Financial Statements are
an integral part of this statement.

CONTENTS

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Chiron Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chiron Securities LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the 2018 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Chiron Securities LLC as of December 31, 2018 and the results of its operations and its cash flows for the 2018 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Chiron Securities LLC's management. Our responsibility is to express an opinion on Chiron Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Chiron Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I on the pages 10-12 has been subjected to audit procedures performed in conjunction with the audit of Chiron Securities LLC's financial statements. The supplemental information is the responsibility of Chiron Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Chiron Securities LLC's auditor since 2017.

Sugar Land, Texas

Feb 27, 2019

CHIRON SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
	Cash and Cash Equivalents	$ 308,259
	Other Assets: Advance to Owner	$ 19,500
	TOTAL ASSETS	$ 327,759
LIABILITIES & EQUITY		
LIABILITIES		
	Other Liabilities: Payable to Chiron Financial	$ 272,307
	TOTAL LIABILITIES	$ 272,307
EQUITY		
	TOTAL MEMBER'S EQUITY	$ 55,452
TOTAL LIABILITIES & EQUITY		$ 327,759

The Notes to Financial Statements are
an integral part of this statement.

CHIRON SECURITIES LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

REVENUES	
Fee Income	$ 264,000
Interest and other income	-
Total revenues	264,000
OPERATING EXPENSES	
Accounting	3,000
Bank Charges	15
Compensation: Bonuses	158,217
Compensation: Non RR Compensation	5,540
Compensation: RR Compensation	7,978
Insurance	850
Occupancy and Equipment Expenses	1,751
Other Expenses	281
Professional Service Fees	16,158
Promotional Fees	1,198
Registration	215
Regulatory	9,075
Taxes	558
Technology, Data and Communication	409
Travel & Entertainment	1,552
Total operating expenses	207,177
NET INCOME	56,823

The Notes to Financial Statements are
an integral part of this statement.

CHIRON SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

BALANCE, December 31,2017	$ 13,886
Contributions	(15,257)
Net Income	56,823
BALANCE, December 31, 2018	$ 55,452

The Notes to Financial Statements are
an integral part of this statement.

CHIRON SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	56,823
Adjustments to reconcile net income to net cash used in operating activities:		
Advance to Owner	$	(19,500)
Payable to Chiron Financial	$	272,307
Net cash used in operating activities	$	309,630
CASH FLOWS FROM FINANCING ACTIVITIES		
Redemptions	$	15,257
Contributions		
Net Cash used in financing activities	$	(15,257)
Decrease in cash and cash equivalents	$	294,373
CASH AND CASH EQUIVALENTS, beginning of period	$	13,886
CASH AND CASH EQUIVALENTS, end of period	$	308,259

The Notes to Financial Statements are
an integral part of this statement.

NOTE 1. ORGANIZATION AND OPERATIONS

Weisser, Johnson & Co. Capital Corporation was organized on January 10, 1992 under the laws of the State of Delaware to engage solely in the business of a registered broker dealer. In February 2003, the Company converted to Weisser Johnson Capital LP, a limited partnership, and in December 2009 the Company converted to Weisser Johnson Capital LLC (the Company). In November 2015, the name of the Company was changed to Leecam Advisors LLC and in October 2016 the name of the Company was changed to Chiron Capital LLC. In December of 2018 the name of the Company was changed to Chiron Securities LLC. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates in Houston, Texas brokering private placement investments to a select group of institutional investors.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Company.

Revenues

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Property and Equipment

Property and equipment, consisting of computers and office equipment, are stated at cost less accumulated depreciation. Depreciation expense for all property and equipment is computed on the straight-line basis for financial reporting purposes.

Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred.

When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations.

No depreciation expense was charged to operations for the year ended December 31, 2018 as all assets, with a cost of $12,301, have been fully depreciated.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Cash and Cash Equivalents

For the purpose of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are held to maintain liquidity in the business.

Income Taxes

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual members and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures relating to the adoption of the accounting standard. As of December 31, 2018, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on state income taxes in the statement of operations. For the year ended December 31, 2018, the Company had no interest or penalties on state income taxes. The Company's tax years 2014 through the present remain subject to examination by major tax jurisdictions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company's aggregate indebtedness to net capital ratio was 7 to 8 and its net capital was $35,951.56, which exceeds the minimum net capital required of $5,000.

NOTE 4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2018, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 5. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, as such, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 6. RELATED PARTY TRANSACTIONS

During 2018, the Company had no paid employees and shared office space with Chiron Financial LLC, an entity that has common ownership. In prior years the Company shared an office with Weisser, Johnson & Co which no longer exists. The Company has historically shared expenses relating to rent, personnel, and other overhead under an expense sharing agreement with Chiron Financial LLC. In 2018 such expenses relating to the Company's were paid by Chiron Financial LLC, which employs all personnel involved in Company activities and provides office space and other support. When charged, reimbursed expenses are not necessarily indicative of the costs that would have been incurred had the Company been a separate and independent operation.

During the year ended December 31, 2018, the Company paid Chiron Financial LLC $171,736 for personnel compensation expenses and $5,571 for office and other expenses. During 2018, the Company also received revenues that were invoiced by and that should have been paid to Chiron Financial LLC. The Company transferred $814,693 of these Chiron Financial revenues to Chiron Financial in 2018. As of December 31, 2018 the Company still carried a payable amount of $272,307 owed to Chiron Financial LLC, which represented a portion of these Chiron Financial revenues which the client incorrectly paid to the Company rather than to Chiron Financial LLC.

The Company has in prior years assigned its retainer fees, certain warrants to acquire equity securities, certain fees unrelated to securities transactions, and the reimbursement of expenses associated with client assignments to Weisser, Johnson & Co. under an informal arrangement. During the year ended December 31, 2018, the Company made no assignments to Chiron Financial LLC.

NOTE 6. RELATED PARTY TRANSACTIONS – CONTINUED

The Company has also participated in past years in a profit sharing arrangement along with Weisser, Johnson & Co. in which certain employees and members are entitled to receive a portion of the distributed net profits of Weisser, Johnson & Co. under an expense sharing agreement. During the year ended December 31, 2018, the Company did not participate in any profit sharing arrangements, though it did reimburse expenses of Chiron Financial LLC. As of December 31, 2018, no expense reimbursement amounts were due to any related party.

NOTE 7. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's credit risk relates primarily to the possibility that a client may not pay fees due to the Company when due. The Company also holds cash and cash equivalents, principally at JP Morgan Chase Bank. Major customers are defined as those comprising more than 10% of the Company's annual revenue. No revenue was generated for the year ended December 31, 2017. In 2018 100% of the Company's revenue was received from one customer.

The Company places its cash with high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits.

NOTE 8. SUPPLEMENTAL REPORT REQUIRED UNDER 17a-5(e)(4)

The Company has net operating revenue of less than $500,000 in the accompanying statement of operations; therefore, the Company did not file the supplemental report for the Securities Investor Protection Corporation annual assessment general reconciliation required under Rule 17a-5(e)(4).

NOTE 9. CAPITAL TRANSACTIONS

No capital redemptions were noted for the year ended December 31, 2018.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2019, is which is the date the financial statements were available to be issued. The Company has determined that no other material events have occurred subsequent to December 31, 2018.

SUPPLEMENTAL INFORMATION

CHIRON SECURITIES ADVISORS LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2018

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

2019-01-25 01:39PM EST
Status: Accepted

BROKER OR DEALER
CHIRON SECURITIES LLC   as of 12/31/18

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 55,452	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			55,452	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 55,452	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 19,500	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(19,500)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 35,952	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 35,952	3750

OMIT PENNIES

The Notes to Financial Statements are an integral part of this statement.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

2019-01-25 01:39PM EST
Status: Accepted

BROKER OR DEALER
CHIRON SECURITIES LLC   as of 12/31/18

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$	18,154	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	18,154	3760
14. Excess net capital (line 10 less 13)			$	17,798	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$	8,721	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	272,307	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	272,307	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	757.42	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018, and filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 25, 2019.

The Notes to Financial Statements are an integral part of this statement.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

2019-01-25 01:39PM EST
Status: Accepted

BROKER OR DEALER
CHIRON SECURITIES LLC

as of 12/31/18

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only)		$	4550
B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon	4335		4570
D. (k) (3) - Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Note: In the opinion of the management of Chiron Securities LLC, conditions of the Company's exemption from Rule 15c3-3 were complied with for the year ended December 31, 2018

The Notes to Financial Statements are an integral part of this statement.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Chiron Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chiron Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Chiron Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Chiron Securities LLC stated that Chiron Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Chiron Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chiron Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 27, 2019

Chiron Securities LLC
Exemption Report

Chiron Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions under 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

CHIRON SECURITIES LLC

I, Scott W. Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Scott Johnson
Title: Managing Director
February 26, 2019

The Notes to Financial Statements are
an integral part of this statement.